S H A R E   P L E D G E    A G R E E M E N T

(in relation to shares in Navion ASA)

between

N O R S K   T E E K A Y   H O L D I N G S   L T D.

N O R S K   T E E K A Y    A S

and

D E N   N O R S K E    B A N K   A S A

THIS SHARE PLEDGE AGREEMENT IS DATED 26 JUNE, 2003 BETWEEN:

(1)	NORSK TEEKAY HOLDINGS LTD., a company incorporated under the law of the Marshall Islands with its registered office at c/o Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 and its principal place of business at TK House, Bayside Executive Park, West Bay Street & Blake Road, Nassau, The Bahamas (the “Pledgee”)

(2)	NORSK TEEKAY AS (Enterprise No. 985 030 235) (the “Company”); and

(3)	DEN NORSKE BANK ASA (the “Agent” as agent and trustee for the Finance Parties (as defined below).

BACKGROUND:

The Company enters into this Share Pledge Agreement in connection with a loan agreement dated 26 June 2003 made between the Pledgee as lender and the Company as borrower (the “Intercompany Facility Agreement”). This Share Pledge Agreement is supplemental to the pledge agreement on the letterhead of the Agent and known as “to take or give security in shares registered in the Norwegian Securities Register i.e. VPS” (the “Standard Pledge Agreement”).

IT IS AGREED as follows:

1.	INTERPRETATION

In this Share Pledge Agreement:

“Act”	means the Norwegian Enforcement Act of 1992.

“Assignment Agreement”	means the deed of assignment of even date herewith made between the Pledgee, the Company and the Agent of (inter alia) the Intercompany Facility Agreement and this Share Pledge Agreement.

“Business Day”	has the meaning given to it in the Intercompany Facility Agreement.

“Event of Default”	has the meaning given to it in the Intercompany Facility Agreement.

“Facility Agreement”	means the revolving credit facility agreement dated 26 June 2003 and entered into between the banks listed in Schedule 1 to the Facility Agreement (the “Banks”), the Agent, the arrangers listed in Schedule 2 to the Facility Agreement (the “Arrangers”) and the Pledgee as borrower in the maximum principal amount of USD 550,000,000.

“Finance Party(-ies)”	means the Pledgee and/or the Arrangers and/or the Banks and/or the Agent.

“Further Shares”	means any further shares in Navion ASA at anytime issued to the Company whether in addition to or in exchange or substitution for or any replacement of any of the existing Shares.

“Related Rights”	means any dividend or interest paid or payable in relation to any Shares or any Further Shares and any rights, moneys or property accruing or offered at any time in relation to any Shares or any Further Shares by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise.

“Secured Liabilities”	means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of the Company to the Pledgee under the Intercompany Facility Agreement.

“Security Assets”	means the Shares and all other assets of the Company which are the subject of any security created by this Share Pledge Agreement (including without limitation the Further Shares, to the extent permissible under Norwegian law).

“Security Documents”	has the meaning given to it in the Facility Agreement.

“Security Interest”	means any mortgage, pledge, lien, charge, assignment by way of security, hypothecation or security interest or any other agreement or arrangement having a similar effect.

“Security Period”	means the period beginning on the date of this Share Pledge Agreement and ending on the date on which all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full.

“Shares”	means all the shares in Navion ASA, enterprise no 979 199 325 consisting of 1,687,500 shares each with par value of NOK 1000 and registered on VPS Account number 07909 0695275 with the Norwegian Securities Register.

2.	SECURITY

2.1	Creation of security

The Company as security for the payment of all the Secured Liabilities hereby charges, pledges and assigns in favour of the Pledgee:

(a)	all the Shares and all Related Rights in respect thereof; and

(b)	to the extent permissible under Norwegian law, the Further Shares and all Related Rights in respect thereof.

2.2	Perfection of security

The security shall be perfected pursuant to Standard Pledge Agreement.

The Company hereby undertakes to register any future pledge over the Further Shares in favour of the Pledgee in the Norwegian Securities Register.

3.	PRESERVATION OF SECURITY

3.1	Continuing security

The security constituted by this Share Pledge Agreement is continuing and will extend to the ultimate balance of all the Secured Liabilities regardless of any intermediate payment or discharge in whole or in part.

3.2	Additional security

The security constituted by this Share Pledge Agreement is in addition to and is not in anyway prejudiced by any other security now or subsequently held by any Finance Party.

3.3	Appropriations

At any time after the Security under this Share Pledge Agreement has become enforceable, the Pledgee (or any assignee, trustee or agent on its behalf) may:

(a)	without affecting the liability of the Company under this Share Pledge Agreement:

(i)	refrain from applying or enforcing any other moneys, security or rights held or received by the Pledgee (or any assignee, trustee or agent on its behalf) in respect of those amounts; or

(ii)	apply and enforce them in such manner and order as it sees fit (whether against those amounts or otherwise); and

(b)	hold in an interest-bearing suspense account any moneys received from the Company or on account of the Company’s liability under this Share Pledge Agreement, such account to bear interest for the account of the Company at the rate reasonably considered by the Pledgee to be a fair market rate, provided that such interest need not be paid to the Company until the end of the Security Period.

3.4	Reinstatement

(a)	If any discharge (whether in respect of the obligations of the Company, any security for those obligations or otherwise) or arrangement is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or otherwise without limitation, the liability of the Company under this Share Pledge Agreement shall continue as if the discharge or arrangement had not occurred to the extent such payment, security or other deposition is avoided.

(b)	The Pledgee may, acting reasonably, concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.

4.	REPRESENTATIONS AND WARRANTIES

4.1	Representations and warranties

The Company makes the representations and warranties set out in this Clause 4 to the Pledgee.

4.2	Security Assets

(a)	The Shares and, to the extent applicable, the other Security Assets are fully paid.

(b)	The Company is the sole legal and beneficial owner of the Security Assets.

(c)	There are no agreements, rights or other matters whatsoever which might adversely affect the Security Assets.

(d)	Save for the Security Interest created under this Share Pledge Agreement, the Security Assets are free from any Security Interest.

4.3	Times for making representations and warranties

The representations and warranties set out in this Clause 4 are made on the date of this Share Pledge Agreement and are deemed to be repeated by the Company on each date during the Security Period with reference to the facts and circumstances then existing.

5.	UNDERTAKINGS

5.1	Duration

The undertakings in this Clause 5 remain in force throughout the Security Period.

5.2	Restrictions on dealing

The Company shall not:

(a)	create or permit to subsist any Security Interest on any Security Asset other than any Security Interest created by this Share Pledge Agreement;

(b)	sell, transfer or otherwise dispose of, any Security Asset;

(c)	take or permit the taking of any action which may result in the rights attaching to any of the Security Assets being altered or further shares in Navion ASA being issued.

5.3	Calls and other obligations

(a)	The Company shall pay all calls or other payments due and payable in respect of any of the Security Assets and if the Company fails to do so the Pledgee may pay the calls or other payments on behalf of the Company. The Company shall forthwith on demand reimburse the Pledgee for any payment made by the Pledgee pursuant to this paragraph (a).

(b)	The Company shall promptly copy to the Pledgee and to the Agent and comply with all requests for information which is within its knowledge and which are made under Chapter 5 section VII of the Norwegian Limited Liability Companies Act of 1997 no 44 and/or Chapter 5 section VII of the Norwegian Public Limited Liability Companies Act of 1997 no 45 or any similar provision contained in any articles of association or other constitutional document relating to any of the Security Assets and if its fails to do so the Pledgee and/or the Agent may elect to provide such information as it may have on behalf of the Company.

(c)	The Company shall comply with all other conditions and obligations assumed by, imposed on or otherwise applicable to it in respect of any of the Security Assets.

(d)	The Pledgee is not obliged to carry out any obligation of the Company in respect of the Security Assets or to make any payment, or to make any enquiry as to the nature or sufficiency of any payment received by it or the Company, or to present or file any claim or take any other action to collect or enforce the payment of any amount to which it may be entitled under this Share Pledge Agreement.

6.	WHEN SECURITY BECOMES ENFORCEABLE

6.1	Enforceability

The security constituted by this Share Pledge Agreement shall become immediately enforceable upon and at any time after the occurrence of an Event of Default which is continuing.

6.2	Discretion

At any time when the security constituted by this Share Pledge Agreement is enforceable, the Pledgee may in its absolute discretion enforce all or any part of the security as it sees fit.

7.	ENFORCEMENT OF SECURITY

7.1	General

Upon the occurrence of an Event of Default and in accordance with Clause 6 of this Share Pledge Agreement, the Pledgee shall, to the extent possible under Norwegian law be entitled to:

(a)	exercise any and all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to the Security Assets as if it were the absolute owner thereof, including, without limitation, the right to exchange at its discretion, any and all of such shares upon the merger, consolidation, reorganisation, recapitalisation or other readjustment of Navion ASA upon the exercise by the Pledgee of any right, privilege or option pertaining to the Security Assets; and

(b)	collect any Related Rights and apply them against the Secured Liabilities in accordance with Clause 8 below.

Upon the occurrence of an Event of Default and in accordance with Clause 6 of this Share Pledge Agreement, the Pledgee shall, having given 14 days’ notice to the Company or such lesser period of notice (if any) permitted from time to time by the Act or other applicable law, be entitled to:

(a)	subject to the provisions of the Act or any succeeding act, require the forced use of the Security Assets and thereby exercise all voting rights in connection therewith or require a sale by way of forced auction through the courts or forced sale by a manager appointed by the enforcement officer of all or any part of the Security Assets;

(b)	subject to a separate agreement as provided for in Section 1-3 of the Act having been entered into between the relevant parties after such Event of Default has occurred, to sell, assign or convert into money all or any part of the Security Assets in such a manner and upon such terms (i.e. by private sale) and for such consideration (whether in cash, securities or other assets) as is then agreed;

(c)	apply any and all proceeds of such sales in satisfaction of all amounts owing to the Pledgee in accordance with Clause 8 below; and

(d)	take any other action in relation to the Security Assets permitted by the Act or the Norwegian Liens Act of 1980.

7.2	Shares

After the security constituted by this Share Pledge Agreement has become enforceable, the Pledgee may exercise (in the name of the Company and without any further consent or authority on the part of the Company) any voting rights and any powers or rights which may be exercised by the person or persons in whose name any Share(s) any Further Share(s) or their Related Rights are registered or who is the holder of any of them or otherwise. Until that time, the voting rights, powers and other rights in respect of the Shares and if applicable any Further Shares shall (if exercisable by the Pledgee) be exercised in any manner which the Company may direct in writing and all dividends or other income paid or payable in relation to any Shares and if applicable any Further Shares shall be paid directly to the Company.

7.3	Protection of purchaser

No person (including a purchaser) dealing with the Pledgee or its assignee or its agents will be concerned to enquire:

(a)	whether the Secured Liabilities have become payable;

(b)	whether any power which the Pledgee is purporting to exercise has become exercisable;

(c)	whether any money remains due under the Security Documents; or

(d)	how any money paid to the Pledgee is to be applied.

8.	APPLICATION OF PROCEEDS

Any moneys received by the Pledgee after this Security has become enforceable may be applied by (i) the Pledgee in accordance with the Intercompany Facility Agreement only with the prior written consent of the Agent or (ii) the Agent as assignee of the Pledgee in accordance with the Facility Agreement as contemplated by Clause 13.1 below.

9.	EXPENSES AND INDEMNITY The Company and/or the Pledgee must:

(a)	immediately on demand pay all reasonable costs and expenses (including legal fees) properly incurred in connection with this Share Pledge Agreement by the Agent or any attorney, manager, agent or other person appointed by the Agent under this Agreement; and

(b)	keep each of them indemnified against any failure or delay in paying the same.

10.	DELEGATION

10.1	Power of Attorney

The Pledgee may delegate by power of attorney or in any other manner to any person any right, power or discretion exercisable by the Pledgee under this Agreement.

10.2	Terms

Any such delegation may be made upon the terms (including power to subdelegate) and subject to any regulations which the Pledgee may think fit.

11.	FURTHER ASSURANCES

The Company must, at its own expense, take whatever action the Pledgee may reasonably require for:

(a)	creating, perfecting or protecting any security intended to be created by this Agreement over any Security Asset; or

(b)	facilitating the realisation of any Security Asset or the exercise of any right, power or discretion exercisable by the Pledgee or any of its delegates or sub-delegates in respect of any Security Asset.

This includes (without limitation):

(i)	the execution of any transfer, conveyance, assignment or assurance of any property whether to the Pledgee or to its nominees; and

(ii)	the giving of any notice, order or direction and the making of any registration, which in any such case, the Pledgee may think expedient.

12.	POWER OF ATTORNEY

The Company, subject to the provisions of the Act, irrevocably appoints the Pledgee and any of its delegates or sub-delegates to be its attorney to take any action which the Company is obliged to take under this Share Pledge Agreement. The Company ratifies and confirms whatever any attorney does or purports to do in accordance with the provisions of this Share Pledge Agreement pursuant to its appointment under this Clause.

13.	MISCELLANEOUS

13.1	Covenant to pay and Acknowledgement of Notice of Assignment

The Company shall pay or discharge the Secured Liabilities in the manner provided for in the Intercompany Facility Agreement. The Company hereby acknowledges that (inter alia) the Intercompany Facility Agreement and this Share Pledge Agreement will be assigned by the Pledgee to the Agent as security for the obligations of the Pledgee under the Facility Agreement and the other Security Documents to which it is a party. The Company hereby agrees that any payment to be made by the Company under the Intercompany Facility Agreement to the Pledgee shall be paid in accordance with the Assignment Agreement.

14.	CHANGES TO THE PARTIES

14.1	Transfers by the Company

The Company may not assign, transfer, novate or dispose of its rights and/or obligations under this Share Pledge Agreement.

14.2	Transfers by Pledgee

The Pledgee may freely assign, transfer, novate or dispose of all or any part of its rights and/or obligations under this Share Pledge Agreement to the Agent.

15.	SEVERABILITY

If a provision of this Share Pledge Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the validity or enforceability in that jurisdiction of any other provision of this Share Pledge Agreement; or

(b)	the validity or enforceability in other jurisdictions of that or any other provision of this Share Pledge Agreement.

16.	COUNTERPARTS

This Share Pledge Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Share Pledge Agreement.

17.	NOTICES

17.1	Giving of notices

All notices or other communications under or in connection with this Share Pledge Agreement shall be given in writing and, unless otherwise stated, may be made by, facsimile. Any such notice will be deemed to be given as follows:

(a)	if by letter, when delivered; and

(b)	if by facsimile, when received in legible form.

However, a notice given in accordance with the above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

17.2	Addresses for notices

(a)	The address and facsimile number of the Pledgee and the Company is:
c/o Teekay Shipping (Canada) Ltd Suite 2000, Bentall 5, 550 Burrard Street Vancouver, B.C. Canada V6C 2K2 telefax no. +1 604 681 3011 Attention: Finance Director or such other as the Company may notify to the Pledgee and the Agent by not less than five Business Days' notice; and

(b)	The address and facsimile number of the Agent is:
N-0021 Oslo, Norway telefax no. +47 22 48 28 94 Attention: Credit Administration shipping;

or such other as the Agent may notify to the Company and the Pledgee by not less than five Business Days’ notice.

18.	RELEASE

Upon the expiry of the Security Period (but not otherwise), the Pledgee shall, at the request and cost of the Company, take whatever action is necessary to release the Security Assets from the security constituted by this Share Pledge Agreement.

19.	JURISDICTION

19.1	Submission

For the benefit of the Agent and the Pledgee, each of the Company and the Pledgee agrees that the courts of Norway have jurisdiction to settle any disputes in connection with this Share Pledge Agreement and accordingly submits to the jurisdiction of the Norwegian courts, the venue to be Oslo City Court.

19.2	Non-exclusivity

Nothing in this Clause 19 limits the right of the Agent and/or the Pledgee to bring proceedings against the Company in connection with this Share Pledge Agreement:-

(a)	in any other court of competent jurisdiction; or

(b)	concurrently in more than one jurisdiction.

20.	GOVERNING LAW

This Share Pledge Agreement is governed by Norwegian law.

This Share Pledge Agreement has been entered into on the date stated at the beginning of this Share Pledge Agreement.

NORSK TEEKAY HOLDINGS LTD.

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Signature

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Name with block letters

NORSK TEEKAY AS

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Signature

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DEN NORSKE BANK ASA

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Signature

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